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                                                                   EXHIBIT 23.14

[Letterhead of SRK Consulting]

                               CONSENT OF EXPERTS

Toronto, December 8, 2003

Dear Sirs/Mesdames:

We hereby consent to the use of our report: Independent Technical Report on the Porcupine Joint Venture, Ontario, Canada, dated March 2003 (the "Report") and being named and identified as experts in connection with the Report in the registration statement on Form F-4 of Kinross Gold Corporation.

We confirm that we have read the registration statement and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the Report or are within our knowledge as a result of the services performed by us in connection with the Report.

Sincerely,



/s/ Jean-Franois Couture, Ph.d., P. Geo.
------------------------------------------------
Jean-Franois Couture, Ph.D., P. Geo.
Principal Geologist